The Town of Hilton Head Island
                             Regular Town Council Meeting
                                          April 22, 2014
                                              4:00 P.M.
                                          AGENDA


             As a Courtesy to Others Please Turn Off/Silence All Mobile Devices During
                                     the Town Council Meeting
   1)   Call to Order
  2)    Pledge to the Flag
  3)    Invocation
  4) FOIA Compliance - Public notification of this meeting has been published, posted, and mailed in compliance with the Freedom oflnformation Act and the Town of Hilton Head
        Island requirements .
  5)    Proclamations and Commendations
        a. Sexual Assault Awareness and Prevention Month and Child Abuse Awareness Month
        b. Bike Month
  6)    Approval of Minutes
        a. Town Council Meeting-April 1, 2014
  7)    Report of the Town Manager
        a. Heritage Library Request - Linda Piekut, Executive Director
        b. Know2 - South Carolina High Education Foundation Request - Jeff
Bradley
        c. Town Manager' s Items oflnterest
        d. March, 2014 Policy Agenda, Management Targets and CIP Updates
  8)    Reports from Members of Council
        a. General Reports from Council
        b. Report of the Intergovernmental Relations Committee - George Williams, Chairman
        c. Report of the Personnel Committee - Lee Edwards, Chairman
        d. Report of the Planning & Development Standards Committee -John McCann, Chairman
        e. Report of the Public Facilities Committee - Kim Likins, Chairman
        f.   Report of the Public Safety Committee - Marc Grant, Chairman
        g. Report of the LMO Rewrite Committee- Kim Likins, Ex-Officio Member
  9)    Appearance by Citizens



  Town Council Agenda                         Pagel
April 22, 2014
    Copyrighted Material Omitted
 10) Unfinished Business
     a. Second Reading of Proposed Ordinance 2014-05
        Second Reading of Proposed Ordinance 2014-05 to amend Title 16, "The
Land
        Management Ordinance," of the Municipal Code of the Town of Hilton Head Island,
        South Carolina, by amending Section 16-4-102, the Official Zoning Map with respect to that certain parcel identified as Parcel 347 A on Beaufort County Tax Map 12, to apply the
        RFZ (Redevelopment Floating Zone Overlay District) to the existing PD-1 (Planned
        Development) Zoning District; and providing for severability and an effective date .
     b. Second Reading of Proposed Ordinance 2014-07
        Second Reading of Proposed Ordinance 2014-07 to amend the budget for the Town of
        Hilton Head Island, South Carolina, for the fiscal year ending June 30, 2014; to provide for the expenditures of certain funds; and to allocate the sources of revenue for the said funds .
11) New Business
     a. First Reading of Proposed Ordinance 2014-08
        First Reading of Proposed Ordinance 2014-08 of the Town of Hilton Head Island, South
        Carolina, authorizing the execution of a contract for purchase and sale and the execution of a deed for the sale of 10 acres of real property near William Hilton Parkway and
        Mathews Drive to Pineland Associates II, LLC pursuant to the authority of S.C. Code
        Ann.   5-7-40 (Supp. 2011), and  2-7-20, Code of the Town of Hilton
Head Island, South
        Carolina, (1983); and providing for severability and an effective date.
12) Executive Session
     a. Land Acquisition
          (1) Consideration of Sale of Property to Pineland Associates II, LLC
     b. Legal Matters
     c. Contractual Matters
13) Adjournment




Town Council Agenda                         Page 2
April 22, 2014
                   TOWN OF HILTON HEAD ISLAND
                            Community Development Department


TO:           Stephen G. Riley, ICMA-CM, Town Manager
FROM:         Charles F. Cousins, AICP, Director of Community Development
DATE:         March 27, 2014
SUBJECT:      Authorize the Sale of Town Property Near Pineland Station



Recommendation: Staff recommends that Town Council approve first reading of an ordinance authorizing the sale of approximately 10 acres of Town-owned property to facilitate the redevelopment of Pineland Station.

Summary: In 2001 the Town purchased 10 acres on Mathews Drive immediately behind
Pineland Station with the intent of creating a law enforcement center and relocating the Town
Court. The purchase price was $1 ,100,385 of which $1 ,000,000 was for the land and the remainder was for 18,000 gallons of water and sewer capacity. Later the Town determined that locating the law enforcement center elsewhere was a better option so this property is no longer needed for its original purpose. The sale of this property to Pineland Associates would facilitate the redevelopment of Pineland Station. The sales price would be $1 ,000,000 and the Town would retain the water and sewer capacity it purchased.

On March 26, 2014 the Public Facilities Committee voted to recommend the execution of a contract for this purpose.

Background: The Town purchased 10 acres in 2001 along Mathews Drive to create a law enforcement center and to house the Town Court operations. The Town' s 10 acres is immediately adjacent to Pineland Station. One of the original ideas behind selecting this site was the belief that placing the law enforcement center and courts there would generate activity that could reinvigorate this older shopping center. Since that time the Town decided to purchase an existing building in the Shelter Cove area and has relocated the Sheriff to that site. This land is no longer needed to meet its original intent with the creation of the law enforcement center in the Shelter Cove area.

However, the challenges of Pineland Station still exist. Pineland Station is an older shopping center with a large number of vacancies that is really showing its age. The shopping center also has numerous non-conformities as it was developed prior to the Town's Land Management Ordinance. The Town's land offers an opportunity to work with the owner of a worn out facility to replace much of it and create a new shopping center that corrects many of those non-conformities. This proposal would feature the tear down of the majority of the buildings on the property and create a more exciting retail space with the Town recouping its original investment. The redevelopment would include roughly 20,000 additional square feet which is less than would be allowed on the 10 acre Town parcel. Thus the community will experience a new shopping center at no financial costs to the Town or any rezoning to

                  Town Government Center     ,   One Town Center Court   ,
Building C
                          Hilton Head Island   ,   South Carolina   ,   29928
                                 843-341-4 757 ,     (FAX) 843-842-8908
 allocate additional square footage. Five acres of the Town's ten acres are wetlands. These would be set aside by the developer and not developed.

Attachments: Pineland Station Parcels map and Pineland Station Redevelopment plan





     2
                                                                  Legend




                                   Town of Hilton Head Island
                                      Pineland Station Parcels
HILTON HEAD ISLAND , S .C. 29928
     PHONE (843) 341-4600
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  PROPOSED ORDINANCE NUMBER 2014-08                             ORDINANCE
NUMBER 2014-

AN ORDINANCE OF THE TOWN OF HILTON HEAD ISLAND, SOUTH CAROLINA,
AUTHORIZING THE EXECUTION OF A CONTRACT FOR PURCHASE AND SALE
AND THE EXECUTION OF A DEED FOR THE SALE OF 10 ACRES OF REAL
PROPERTY NEAR WILLIAM HILTON PARKWAY AND MATHEWS DRIVE TO
PINELAND ASSOCIATES II, LLC PURSUANT TO THE AUTHORITY OF S.C. CODE
ANN.   5-7-40 (SUPP. 2011), AND  2-7-20, CODE OF THE TOWN OF HILTON HEAD
ISLAND, SOUTH CAROLINA, (1983); AND PROVIDING FOR SEVERABILITY AND
AN EFFECTIVE DATE.

                                   LEGISLATIVE FINDINGS

         WHEREAS , the Town of Hilton Head Island (hereinafter "Town") owns two
(2) parcels

of real property known as R511-008-000-0156-0000 and R511-008-000-098B-0000
(hereinafter

collectively referred to as the "Town Property"), which is located on Hilton Head Island,

Beaufort County, South Carolina; and,

         WHEREAS, the Town has agreed to sell the Town Property to Pineland Associates II,

LLC in accordance with the terms and conditions set forth in that certain Contract for Purchase and Sale, a copy of which is attached hereto as Exhibit "A" (the "Contract");
and,

         WHEREAS , under the provisions of S.C. Code Ann. 5-7-40 (SUPP. 2011) and 2-7-

20, Code of the Town of Hilton Head Island, South Carolina, (1983), the conveyance or granting of an interest in real property owned by the Town of Hilton Head Island must be authorized by

Ordinance.

    NOW THEREFORE, BE IT ORDERED AND ORDAINED BY THE TOWN
COUNCIL FOR THE TOWN OF HILTON HEAD ISLAND, SOUTH CAROLINA, AS
FOLLOWS:

Section 1.      Execution of Agreement.

   (a) The Mayor and Town Manager are hereby authorized to execute and deliver the

             Contract in a substantially similar form to that attached hereto as Exhibit "A" for the conveyance of Town-owned real property to Pineland Associates II, LLC; and



                                                  1
    (b) The Mayor and/or Town Manager are hereby authorized to take such other and further actions as may be necessary to complete the transactions contemplated in the

             Contract as authorized hereby, including the execution and delivery of the Deed and all other documents called for in the Contract.

Section 2.       Severability.

         If any section, phrase, sentence or portion of this Ordinance is, for any reason, held or deemed to be invalid or unconstitutional by any court of competent jurisdiction, then such section, phrase, sentence or portion shall be deemed a separate, distinct and independent provision and shall not affect the remaining portion thereof.

Section 3.       Effective Date.

         This Ordinance shall become effective upon adoption thereof by the Town Council for the Town of Hilton Head Island, South Carolina.

     PASSED, APPROVED AND ADOPTED BY THE TOWN COUNCIL FOR THE
TOWN OF HILTON HEAD ISLAND, SOUTH CAROLINA, ON THIS    DAY OF
- - - - - - - - - - -, 2014.



                                                                Drew A.
Laughlin, Mayor
ATTEST:


Victoria L. Pfannenschmidt, Town Clerk

First Reading:

Second Reading:_ _ _ _ _ _ _ _ __


Approved as to form: _ _ _ _ _ _ _ _ _ _ _ _ __
                     Gregory M. Alford, Town Attorney


Introduced by Council Member:_ _ _ _ _ _ _ _ __



                                                  2
      CONTRACT FOR PURCHASE AND SALE OF:


+/- 10 Acres near William Hilton Parkway and Mathews Drive
           on Hilton Head Island, South Carolina:

                     By and Between

      The Town of Hilton Head Island, South Carolina,

                           and

                Pineland Associates II, LLC

             Dated as of: May ~   = -
                                        , 2014
 STATE OF SOUTH CAROLINA                      )
                                             )       SALE AND PURCHASE
AGREEMENT
COUNTY OF BEAUFORT                           )


       This Agreement (hereinafter the "Agreement") is made and entered into by and between

The Town of Hilton Head Island, South Carolina (hereinafter, the "Seller"), and Pineland

Associates II, LLC (hereinafter, the "Purchaser") on this __ day of May, 2014.

                                     W IT N E S S E T H:

1.     Sale and Purchase:     For and in consideration of the Purchase Price
set forth in Article 3

of this Agreement to be paid to Seller by Purchaser, and in further consideration of the full and faithful performance of the covenants, conditions and agreements hereinafter set forth to be performed, fulfilled and observed by Seller and Purchaser, and subject to the fulfillment of the

Conditions set forth in Article 8 of this Agreement, Seller agrees to sell and Purchaser agrees to purchase from Seller that certain real property located on Hilton Head Island, Beaufort County,

South Carolina, and which is described in Articles 1.1 and 1.2 of this Agreement.

1.1 Real Property: The Real Property is hereinafter referred to as the "Real Property" or the

"Property" and is described as follows:

       ALL that certain piece, parcel or tract of land situate, lying and being in the Town of Hilton Head Island, Beaufort County, South Carolina, shown and described as
       Parcel C (Mathews Drive Parcel) on a plat dated March 29, 1982 and recorded in the Office of the Register of Deeds for Beaufort County, South Carolina, in Plat
       Book 30 at Page 112. Said property being more fully described in that certain deed of Pineland Mall Associates, L.P. , dated January 30, 2001 , and recorded in the Office of the Register of Deeds for Beaufort County, South Carolina on
       January 31 , 2001 in Official Record Book 13 79 at Page 1319.

       Beaufort County TMS#: R511-008-000-0156-0000



                                          Page 1 of 19
       AND ALSO:

      ALL that certain piece, parcel or tract of land situate, lying and being in the Town of Hilton Head Island, Beaufort County, South Carolina, shown and described as containing 8.35 acres on a plat dated March 29, 1982 and recorded in the Office of the Register of Deeds for Beaufort County, South Carolina, in Plat Book 30 at
      Page 112. Said property being more fully described in that certain deed of
      Pineland Mall Associates, L.P. , dated January 30, 2001 , and recorded in the
      Office of the Register of Deeds for Beaufort County, South Carolina on January
      31 , 2001 in Official Record Book 13 79 at Page 1319.

      Beaufort County TMS#:         R511-008-000-098B-0000

      This being the same property conveyed to The Town of Hilton Head Island, South
      Carolina by deed of Pineland Mall Associates, L.P. , dated January 30, 2001 , and recorded in the Office of the Register of Deeds for Beaufort County, South
      Carolina on January 31 , 2001 in Official Record Book 13 79 at Page 1319.

1.2   Intangible Personal Property:

      (a) In connection with the Real Property, Seller may have (i) obtained certain governmental permits and approvals and (ii) obtained certain contractual rights and other intangible assets, which are hereinafter referred to as the "Intangible Personal Property"
      and which are described as follows:

             (i) Any and all contract rights, declarant rights, access rights or easements, utility easements, covenant rights burdening other property in favor of the
                     Real Property, easements, rights with respect to lands or marshlands lying below the S. C. D. H. E. C. - 0. C.R. M. Critical Line, development plan approvals, zoning rights or approvals, development permits, utility allocations, State, Federal or Local governmental permits and approvals,
                     S. C. D. H. E. C. - 0. C. R. M. Permits; United States Army Corps of
                     Engineers Permits; and,

             (ii) Any and all rights, funds, rights to funds , including deductibles, associated with or related to any pending or previous environmental cleanup affecting the Real Property; and,

             (iii) Any and all other rights, contracts, easements, contract rights or governmental or other approvals, regardless of description, which affect, touch or concern the Real Property in any way, shape or form, regardless of description, except the 18,000 gallons per day of water and sewer capacity with Hilton Head Island Number 1 Public Service District as reflected in Article 1. 4 herein below.


                                         Page 2 of 19
        (b) It shall be agreed between Seller and Purchaser that the eighteen thousand
       (18 ,000) gallons per day of water and sewer capacity with Hilton Head Island Number 1
       Public Service District shall not be included in the Intangible Personal Property conveyed by Seller to Purchaser, as reflected in Article 1.4 herein below.

1.3 Definition of the "Property ": Both the Real Property and the Intangible Personal

Property are hereinafter referred to collectively as the "Property".

1.4     Water and Sewer Capacity Rights:      Pursuant to that certain
"Contract for Purchase and

Sale of 10.39 Acres, More or Less", dated January 9, 2001 between Seller and Pineland Mall

Associates, a South Carolina Limited Partnership, and pursuant to that certain "Prorata

Assignment of Water and Sewer Service", dated January 31 , 2001 between Pineland Mall

Associates and Seller, and acknowledged by Hilton Head # 1 Public Service District, Pineland

Mall Associates assigned all of its allocated water and sewer capacity (consisting of 18,000 gallons per day) with the Hilton Head #1 Public Service District pertaining to Parcel C and

Parcel D, Pineland Mall to Seller. Seller and Purchaser hereby agree that the aforementioned

"Prorata Assignment of Water and Sewer Service" and its terms shall remain in force and shall not be altered in any way, nor shall such water and sewer rights be conveyed or otherwise transferred from Seller to Purchaser, in connection with this Agreement or the transactions contemplated therein.

2.     Current Survey:         Purchaser shall have prepared, at its own cost
and expense, an

updated current boundary and as-built survey or ALT A survey of the Property, prepared for and certified to Purchaser.

2.1    Delivery of Documents:          Seller shall, within fifteen (15) days
of the Effective Date

of this Agreement and upon demand by Purchaser, tender to Purchaser copies of the following documents in Seller's possession:


                                            Page 3 of 19
           (a) Any existing title insurance policies in the possession of Seller or Seller's attorney insuring title to the Real Property.

          (b) Copies of any documents evidencing utility allocations or capacity or other contracts benefiting the Real Property.

          (c) Any and all documents relating to any rights or obligations which run to or from the Real Property.

          (d) Copies of all engineering studies, wetland delineations, environmental studies, surveys and the like of the Real Property which are in Seller's possession. Such studies may be given with appropriate disclaimers.

          (e) Copies of any reports, studies or documentation of any type pertaining to any ongoing or previous environmental cleanup affecting the Real
Property.

3.        Purchase Price:        The Purchase Price for the Property is One
Million and 00/100

Dollars ($1 ,000,000.00) (hereinafter, the "Purchase Price"), which shall be paid in cash or its equivalent at the closing of the transactions contemplated in this Agreement (the "Closing").

3 .1      Payment of Purchase Price: Upon execution of this Agreement by all parties, Purchaser

shall deposit with Escrow Agent hereinafter described, in the amount of Twenty Thousand and

00/100 Dollars ($20,000.00) (the "Escrow Deposit"), which shall be held in escrow pending compliance with this Agreement by Seller and Purchaser. At Closing, Purchaser shall pay to

Seller the balance of the Purchase Price by certified check made payable to Seller, or by a wire transfer of cleared funds to the account of Seller at a financial institution which is designated by

Seller.    Seller shall give written notice of how it wishes for the purchase price to be paid,

together with written bank wire instructions, if applicable, no later than three (3) business days prior to the Closing Date.

4.        Title:   Seller shall provide Purchaser with good and marketable
title to the Property by

Deed of General Warranty, free and clear of any and all monetary liens and encumbrances, the form which is attached hereto as Exhibit "A".

                                              Page 4 of 19
 4.1.   Title Evidence:           Purchaser may obtain a current ALTA Owner's
Title Insurance

Commitment (the "Commitment") underwritten on, and issued by, a Title Insurance Company of

Purchaser's choosing (hereinafter, the "Title Company"), by which Commitment the Title

Company shall agree to insure fee simple marketable title to the Real Property in the name of

Purchaser in an amount equal to the Purchase Price. Seller and Purchaser understand and agree that as of the date of the Title Commitment and the Closing Date, fee simple marketable title to the Property shall be vested in Seller, and the Commitment shall show and evidence:

       (a) That fee simple, marketable title to the Real Property is vested in Seller;

       (b) That title to the Real Property is in the condition required by this Article 4. The cost of, or premium associated with, the Commitment, and any Final Policy of Title
       Insurance issued thereon, shall be the responsibility of and shall be paid for by Purchaser.

4.2.   Objections to Title:      If Purchaser's title examination or the
Commitment shall reveal

that Seller's title to the Real Property is subject to any easements, covenants, clouds on or to the title, encroachments, boundary discrepancies, liens, encumbrances, or any other matter affecting title, or Purchaser's proposed use of the Real Property, then Purchaser shall notify Seller, in writing, of such title defects and Purchaser's objection to the same within ten
(10) days after

Purchaser's receipt of the Commitment and copies of all of the documents referred to in the

Commitment.     Upon such notification, the same shall be treated as defect(s)
in title ("Title

Defects"). Unless Purchaser delivers said written objections within the said ten (10) day period following the delivery of the Commitment, it shall be conclusively deemed that Purchaser has accepted title to the Real Property in its then-existing condition.

4.3.   Seller's Right to Cure:          Seller shall have thirty (30) days from
receipt of

Purchaser's written notice of any Title Defects to Cure (hereinafter defined), or to cause to be

Cured, the Title Defects. Seller agrees to use its best efforts and due diligence in Curing, or in

                                            Page 5 of 19
 causing to be Cured, the Title Defects. If said thirty (30) day period given Seller to Cure the

Title Defects shall extend beyond the Closing Date, and Seller does not Cure, or cause to be

Cured, the Title Defects before the Closing Date, then closing shall be held within ten (10) days after Seller delivers written notice to Purchaser that the Title Defects have been Cured. "Cured"

as used herein means that a title insurance company authorized to do business in South Carolina and a member of the American Land Title Association will issue a Title Insurance Policy insuring title to the Real Property at standard rates and with only the standard exceptions and, if such title insurance company is not the Title Company, Seller's agreement to pay any cost of such Title Insurance Policy in excess of the cost that would have been charged by the Title

Company.

4.4.   Seller's Failure to Cure:     If Seller cannot Cure, or cause to be
Cured, the Title

Defects within the said thirty (30) day period, or within such longer period to which Seller and

Purchaser may agree in writing, then Purchaser shall have the option of:

       (a) Closing this transaction in accordance with the terms and conditions hereof, and accepting title to the Real Property in its then-existing condition by deed, taking exception to such uncured Title Defects, with such adjustments to the purchase price as are agreed to by the Parties; or,

       (b) Terminating this Agreement, whereupon Purchaser shall be refunded the entire
       Escrow Deposit together with any interest accrued thereon, and Seller and Purchaser shall thereafter be released from any and all further obligations or liabilities to one another arising under or out of this Agreement.

4.5. Subsequent Matters: Seller acknowledges that a period of days will elapse between the delivery of the Commitment as required herein and Closing. Acceptance of the Commitment by

Purchaser shall not be deemed a waiver of any Title Defect arising between the date of delivery of the Commitment and the date of Closing.



                                          Page 6 of 19
        (a) Purchaser shall notify Seller of any Title Defects arising subsequent to delivery of the Title Commitment prior to closing.

       (b) Upon notification to Seller by Purchaser of any Title Defects arising subsequent to delivery of the Title Commitment, the "Cure" provisions of Article
4.3 and 4.4 shall
       become effective.

4.6    Commercial Shopping Center:            It is understood and agreed to by
the parties that the

Property (excluding the portions which are jurisdictional wetlands) shall be developed by the

Purchaser as a commercial shopping center (including single user freestanding buildings) in conjunction with the substantial redevelopment of property which is adjacent to the Property and known as Beaufort County Tax Map # : R511-008-000-098E-0000, within two (2) years of the date of recording of the Deed referenced in Article 4 herein above, in accordance with all applicable federal, state, and local laws and regulations, including but not limited to the Land

Management Ordinance of the Town of Hilton Head Island, South Carolina. Specifically, the

Property shall be developed by the Purchaser, in conjunction with the aforementioned adjacent property, as a multi-tenant commercial facility that is substantially in conformance with the

Conceptual Site Plan attached hereto as Exhibit "B", except as otherwise consented to in writing by the Seller, which consent Seller agrees will not be unreasonably withheld, delayed or

conditioned.   It is agreed by the parties that this Article 4.6 is a material element of this

Agreement and Seller is relying on its terms in the execution of this Agreement. The provisions of this Article 4.6 shall survive Closing, and any violation of the terms of this Article 4.6 shall serve as a Default to this Agreement, and Seller reserves the right to seek any legal or equitable remedies for the enforcement of the same.

5.     Closing:       This transaction shall be "Closed" and title to the
Property shall be

conveyed from Seller to Purchaser by delivery of the Deed (hereinafter defined) and other


                                            Page 7 of 19
 documents required herein from Seller to Purchaser (hereinafter the "Closing") at 10:00 o'clock

A. M. on the Closing Date (hereinafter defined) at the Office of Purchaser's Attorney, or at such other place as Purchaser and Seller shall mutually agree in writing. Subject to fulfillment of all of Seller's obligations and any conditions hereunder, the Closing, unless otherwise modified or extended by mutual agreement of Seller and Purchaser in writing, shall occur on or before ninety

(90) days after Condition Satisfaction Date as defined in Article 8 below (the "Closing Date").

5 .1.   Seller's Obligations at Closing:     At Closing, Seller shall deliver
to Purchaser, at

Seller's expense, the following Closing Documents:

        (a) A good and sufficient General Warranty Deed (the "Deed") so as to convey to
        Purchaser Fee Simple, Marketable Title to the Real Property, as provided in Article 4 above. The Deed shall be in recordable form, with documentary stamps (if any) affixed, executed by Seller and duly acknowledged before a Notary Public.

        (b) A "Certification by Entity Transferor," certifying that Seller is not a "foreign person" as that term is used and defined in Section 1445 (f)(3) of the Internal Revenue
        Code of 1986, as amended.

        (c) A mechanic's lien affidavit, duly executed by Seller and acknowledged before a notary public, attesting to the absence, unless otherwise provided for in this Agreement, or unless created by acts of Purchaser, of any claims of lien or potential lienors and further attesting that there have been no improvements to the Real Property for ninety five (95) days immediately preceding the Closing Date for which the cost thereof remains unpaid.

        (d) A South Carolina residency affidavit certifying the address, Residence and
        Federal Identification Number of Seller to establish the withholding requirements of S. C.
        Code Ann.   12-9-310 (Supp. 2011), and South Carolina Revenue Ruling
Number 90-3.

        (e) Full and complete releases, in recordable form, of any mortgages, liens, claims or other encumbrances to the title of the Real Property, except as may be otherwise provided in Article 4 above.

        (f) Such other documents as Purchaser, Purchaser's Attorney or Purchaser's Title
        Insurance Company may reasonably require or deem as necessary to convey the Property to Purchaser in accordance with the terms and provisions of this Agreement.

        (g) Certified copy of the Resolution of the Town Council authorizing the execution of

                                           Page 8 of 19
        this Agreement.

       (h) Certified copy of the Ordinance of the Town Council authorizing the sale of the
       Real Property and execution of the above-referenced Closing Documents.

       (i) Certified copy of the Minutes of the Town Council meetings wherein the
       Resolution and Ordinance referenced in Articles 5.1 (g) and (h) above were approved.

5.2. Purchaser's Obligations at Closing: At Closing, Purchaser shall deliver to Seller, at

Purchaser's expense, the following:

       (a)      The balance of the Purchase Price.

       (b) Such other documents as Seller or Seller's attorney may reasonably require or deem necessary to convey the Property to Purchaser in accordance with the terms and provisions of this Agreement.

5.3. Escrow Agent: The Escrow Agent shall serve as Closing Agent for all Parties at Closing.

Deposit with the Escrow Agent of the Purchase Price, the instruments of conveyance and such other funds and/or documents as are required of either Party under the terms of this Agreement,

and/or the Title Company, shall be deemed to be a good and sufficient tender of performance in accordance with the terms hereof Seller shall pay all fees and charges of the Escrow Agent.

6. Default by Purchaser: Except as may be otherwise expressly provided or limited herein with respect to any specific act or omission, if Purchaser shall default in any of its obligations,

covenants, or agreements contained within this Agreement or any of the Exhibits hereto, and shall remain in default after ten (10) day's written notice specifying the default and demanding that the default be cured, then Seller shall be entitled to receive The Escrow Deposit as liquidated damages as its sole and exclusive remedy. The provisions of this Article 6 shall be binding upon the successors and assigns of Purchaser, and shall survive the Closing of the transaction contemplated herein.

7.     Default by Seller:     Except as may be otherwise expressly provided or
limited herein

                                           Page 9 of 19
 with respect to any specific act or omission, if Seller shall default in any other obligations,

covenants, or agreements contained within this Agreement or any of the Exhibits hereto, and shall remain in default after ten (10) day's written notice specifying the default and demanding that the default be cured, then Purchaser shall be entitled to pursue any remedy at law or in equity against Seller, including an action for damages or for Specific Performance of this

Agreement. The provisions of this Article 7 shall be binding upon the successors and assigns of

Seller, and shall survive the Closing of the transaction contemplated herein.

8.      Conditions to Purchaser's Obligation to Close:        The    obligation
of Purchaser to

purchase the Property from Seller is subject to satisfaction, as of the Closing Date, of the following conditions (any of which may be waived, in writing, in whole or in part by Purchaser at or prior to Closing):

        (a) All of the representations and warranties of Seller set forth herein shall be true on and as of the Closing in all respects, as though such representations and warranties were made at and as of the Closing; and all covenants, agreements and documents required of
        Seller in this Agreement shall have been performed, complied with or delivered (as the case may be) in accordance with this Agreement.

        (b) The Property shall not be in material violation of any governmental laws, ordinances, rules or regulations, and there shall be no action, suit or proceeding pending or filed against or affecting the Property or any portion thereof, or relating to or affecting or arising out of the ownership or development of the Property or any portion thereof, in any state or federal court or by any federal, state, county or municipal department, commission, board bureau, or agency or other governmental instrumentality.

        (c) The receipt by Purchaser of a Jurisdictional Determination from the U.S. Army
        Corps of Engineers (the "Corps") confirming that the Property contains no more than five (5) acres of wetlands that are subject to the jurisdiction of the Corps and that the non-
        wetlands acreage is in a location (or locations) and in a configuration satisfactory to
        Purchaser;

        (d) Purchaser's obtaining a financing commitment satisfactory to it for cost of the acquisition of the Property and development and construction of the Project; and

        (e) Purchaser's receipt of an environmental assessment of the Property satisfactory to

                                           Page 10 of 19
        it, which assessment shall be coordinated and paid for by Purchaser and not Seller.

In the event any of the above stated conditions is not satisfied or waived in writing by Purchaser prior to Closing, this Agreement shall terminate on the Option of Purchaser, any Escrow Deposit and any accrued interest thereon shall be returned to Purchaser, and neither Party shall have any further obligation or rights with respect to the other. Purchaser shall notify Seller when all of the conditions set forth in clauses (c) through (e) above have been satisfied. The date of such notice shall be the "Condition Satisfaction Date." If the Condition Satisfaction Date does not occur on or before September 30, 2014, then either party may terminate this Contract by written notice to the other, in which event the Escrow Deposit shall be refunded to Purchaser and neither party shall have any further rights against or obligations to the other.

9.     [Omitted]

10.    Representations and Warranties of Seller:       To induce Purchaser to
enter into this

Agreement and to purchase the Property, Seller represents and warrants (which representations and warranties shall survive the Closing) to Purchaser as follows:

       (a) As of the date of this Agreement and as of the date of Closing, Seller will have all requisite legal power and authority to execute and deliver the Deed and other documents to be delivered pursuant to this Agreement. The individual( s) executing this Agreement on behalf of Seller has, and as of the date of Closing will have, express authority and full power on behalf of Seller to enter into and deliver this Agreement and the Deed and other documentation required hereunder.

       (b) Other than work or material contracted for by Purchaser, as of the Closing, no work will have been performed or will be in process at the Property, and no materials will have been delivered to the Property that might provide the basis for the filing of a
       Mechanic's, Materialman's or other lien against the Property or any portion thereof. The requirements set forth in this Article 10(b) shall be deemed satisfied if the Title
       Company, based upon Seller's mechanic's lien affidavit, is willing to give Purchaser affirmative mechanic's lien coverage.

       (c) There has been no deferral of taxes with respect to this Property.


                                            Page 11 of 19
          (d) Other than is expressly provided for herein, Seller shall not grant any easements, or enter into any covenants or agreements concerning the Property or title to the Real
         Property, or in any other way affect the Property or title to the Real Property without the written consent of Purchaser.

         (e) There are no rights or claims of parties in possession not shown by the Public
         Records for Beaufort County, South Carolina; and there is no litigation now pending or threatened against Seller which would materially affect the Property, title to the Real
         Property, the execution, delivery or enforceability of this Agreement, or Seller's performance or other obligations hereunder.

         (f) No options, leases or other contracts are still outstanding which give any other party a right to purchase the Real Property.

11.      Brokers:          Seller and Purchaser warrant and represent that no
broker, finder, or other

person is entitled to a commission, finder's fee or other compensation in connection with this

Agreement, and Seller shall indemnify and hold harmless the other party from any and all claims, liabilities, losses, damages, costs and expenses arising from the claim of any other broker, finder or other person for such compensation, arising by, under or through such party.

The obligations under this Article 11 shall survive the Closing.

12.      Effective Date:          The "Effective Date" of this Agreement shall
be the date upon

which the officials of The Town of Hilton Head Island, South Carolina, execute and deliver this

Agreement to Seller.

13.      Miscellaneous:

13 .1.   Assignability: This Agreement may not be assigned by either Purchaser or Seller without

the express written consent of both parties, except that Purchaser may assign its rights under this

Agreement to an entity or entities that is or are controlled by Jon S. Wheeler and/or Wallace

Cahoon without Seller's consent.          Purchaser shall notify Seller, in
writing, each time that

Purchaser assigns and/or otherwise transfers any interest in this Agreement to any other entity.

Such notification shall include the legal name of the acquiring entity, the current address and the

                                              Page 12 of 19
 name of a contact person at that entity, and the amount of interest transferred. Any assignee or entity acquiring any rights under this Agreement shall execute a document acknowledging this

Agreement and agreeing to be bound by its terms, in a form reasonably satisfactory to Seller.

13.2 Binding Effect: This Agreement shall inure to the benefit of and shall be binding upon

Seller and Purchaser and their respective successors and assigns.

13.3.   Amendment, Changes and Modifications:            Except as otherwise
provided herein, this

Agreement may not be effectively amended, changed, modified or altered without the written consent of both parties hereto.

13.4. Severability: In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof

13.5. Execution in Counterparts: This Agreement may be simultaneously executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

13.6. Applicable Law: This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina.

13.7.   Captions:    The captions or headings herein are for convenience only
and in no way

define, limit or describe the scope or intent of any provisions or sections of this Agreement.

13.8.   Recording:     The parties hereto may not record this Agreement, or a
short form

Memorandum thereof, in the Office of the Register of Deeds for Beaufort County, South

Carolina.

13.9.   Plural/Singular:          Where appropriate, the use of the singular
herein shall include and

be deemed to be the plural, and the use of the plural herein shall be deemed to include the

                                             Page 13 of 19
 singular.

13.10. No Third Party Beneficiaries:The Parties hereto affirmatively represent that this

Agreement is made solely for the benefit of the parties hereto and their respective successors and assigns and not for the benefit of any third party who is not a signature party hereto. No party other than the signature parties and their respective successors and assigns hereto shall have any enforceable rights hereunder, or have any right to the enforcement hereof, or any claim for damages as a result of any alleged breach hereof

13 .11. Notices:    All notices, applications, requests, certificates or other communications

hereunder shall be sufficiently given and shall be deemed given when delivered in person, or mailed by certified mail, return receipt requested, postage prepaid (in such case, delivery shall be deemed complete upon mailing), addressed as follows, or to such other place as may be designated in writing by the parties:

       To Seller:              THE TOWN OF HILTON HEAD ISLAND
                               Stephen G. Riley, Manager
                               One Town Center Court
                               Hilton Head Island, SC 29928

       With Copy to :          Gregory M. Alford, Esq.
                               Alford Law Firm, LLC
                               Post Office Drawer 8008
                               Hilton Head Island, SC 29938-8008

       To Purchaser:           Pineland Associates II, LLC
                               c/o Wheeler Interests, Inc.
                               Attn: Jon S. Wheeler
                               Riversedge North
                               2529 Virginia Beach Blvd., Suite 200
                               Virginia Beach, VA 23452

       With Copy to :          Charles E. Land, Esquire
                               c/o Kaufman & Canoles, P.C.
                               150 W. Main Street, Suite 2100
                               Norfolk, VA 23510

                                           Page 14 of 19
 13.12. Further Assurances and Corrective Documents:            Seller and
Purchaser agree to do,

execute, acknowledge, deliver or cause to be done all such further acts as may be reasonably determined to be necessary to carry out this Agreement and give effect hereto.
              Seller and

Purchaser agree that each shall, upon request, execute and deliver such other or corrective documents, or any such document as may be requested by any governmental or regulatory agencies, including but not limited to any such documents relating to any pending or previous environmental cleanup affecting the Real Property, as may be reasonably determined to be necessary, either before or after the Closing. The obligations of this Article
13.12 shall survive

the Closing.

14.     Possession:      Possession of the Property shall be delivered to
Purchaser at Closing,

provided, however, that the Purchase Price, minus adjustments and prorations, is paid in full by or on behalf of Purchaser at Closing.

15.     Prorations:      Payment of the following is to be pro-rated between
Seller and Purchaser

as of the Closing Date:

        (a) Real Property Taxes and Assessments, if any, shall be made on the basis of the current year's tax with due exemptions, if allowed for the said year. If Closing occurs on a date when the current year's taxes are not fixed, taxes will be apportioned based upon the prior year's taxes plus ten (10%) per cent. Any tax apportionment based upon an estimate shall be recalculated when the property taxes are finally fixed, and Seller or
        Purchaser, as the case may be, shall make payment to the other based upon such recalculation. The provisions of this Article 15 shall survive the Closing and delivery of the Deed.

16.     Closing Costs:

16.1.   Seller's Closing Costs:         Seller shall be responsible to pay for
the Cost of:

        (a) Any documentary stamp expense or taxes which may be payable to the State of
        South Carolina and/or the County of Beaufort, and any other fees or charges payable by reason of the execution, delivery and recording of the Deed, excluding any transfer fee(s)

                                            Page 15 of 19
         payable to the Town of Hilton Head Island, South Carolina and/or any other applicable entity, which shall be paid by Purchaser; and,

        (b) Any other Seller's Closing Costs which are customary in Beaufort County, South
        Carolina.

16.2.   Purchaser's Closing Costs:     Purchaser shall be responsible to pay
the cost of:

        (a) Recording of the Deed and any Town of Hilton Head Island, South Carolina,
        Transfer Fee and any other applicable transfer fee(s) ;

        (b) The Cost of any title insurance premium chargeable for the Commitment and any policy of Title Insurance issued therefrom; and,

        (c) Any other Purchaser Closing Costs which are customary in Beaufort County,
        South Carolina.

17.     Attorney's Fees and Costs:     If any legal action or other proceeding
is brought for the

enforcement of this Agreement, or because of a dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover its reasonable attorney's fees and any costs incurred as a result of any such dispute, whether incurred before the institution of suit or after the commencement of suit, including appellate proceedings, in addition to any other relief to which the prevailing party is entitled.

18.     Damage or Risk of Loss:        The risk of loss or complete or partial
destruction of the

Property shall rest with Seller up to the time that the Closing occurs. If the Property is damaged,

but repairable prior to Closing, Seller has the option of repairing and proceeding. If the Property is damaged, but un-repairable prior to Closing, Purchaser shall be entitled to a return of any

Escrow Deposit together with any accrued interest thereon, and this Agreement shall be terminated, and neither party shall have any further rights or obligations with respect to the other.

19.      Condemnation:         If, between the date of this Agreement and the
Closing, a taking or



                                           Page 16 of 19
 condemnation of the Property is threatened or commenced by any party or entity other than

Purchaser, Purchaser may elect, in writing, within five (5) days after receipt of notice from Seller of such taking or condemnation, accompanied by information regarding the amount and payment of the condemnation proceeds, to terminate this Agreement or to purchase the Property without

regard to such condemnation.       If Purchaser fails to notify Seller of
Purchaser's election,

Purchaser will be deemed to have elected to proceed with the purchase of the Property without regard to such taking or condemnation. In the event Purchaser elects to purchase, Seller shall have no obligation to repair or replace any of the Property destroyed, nor shall the purchase price be adjusted. If Purchaser elects to terminate this Agreement, Purchaser shall notify Seller of such election in writing; this Agreement shall be of no further force and effect; Escrow Agent shall immediately return the Deposit to Purchaser; and Seller shall be entitled to receive any condemnation awards payable as a result of such taking or condemnation. If Purchaser elects to purchase the Property despite such taking or condemnation Seller shall assign its rights to and

Purchaser shall be entitled to receive any condemnation awards payable as a result of such taking or condemnation. However, in the event Seller determines that the amount of condemnation awards payable as a result of such taking or condemnation exceeds the Purchase Price, Seller may elect at any time and in their sole discretion to terminate this Agreement and retain and receive all rights to such condemnation awards, and Purchaser shall be entitled to the return of all deposits paid, and neither party shall have any further rights or obligation against the other.

Nothing in this Article shall apply to any taking or condemnation instigated by Purchaser.

       20.     Escrow Agent: The "Escrow Agent" shall be Gregory M. Alford,
Alford Law

Firm, LLC, 18 Executive Park Road, Building 1, Hilton Head Island, South Carolina 29928, P.O.

Drawer 8008, Hilton Head Island, South Carolina 29938 . If any dispute should arise as to

                                           Page 17 of 19
 whether Escrow Agent is obligated to deliver any Escrow Deposit, or any funds or documents which it holds, Escrow Agent shall not be required to make delivery thereof, but, in such event shall hold the same until receipt, by Escrow Agent, of written authorization from Seller and

Purchaser directing the disposition of the same. In the absence of such written authorization,

Escrow Agent may hold any Escrow Deposit, or any other funds or documents in connection with this transaction in its possession until a final determination of the rights of the Parties by a

Court of competent jurisdiction. If such written authorization is not given or proceedings for such determination are not begun and diligently continued, Escrow Agent may institute an appropriate proceeding for leave to place any Escrow Deposit, or any other funds or documents in connection with this transaction in its possession with the Clerk of Court for Beaufort County,

South Carolina, pending such determination. Escrow Agent shall not be charged with notice of any fact or circumstance unless and until written notice of the same is received by Escrow Agent.

Upon making the delivery of the funds or documents which Escrow Agent may hold in accordance with the provisions of this Article 20, Escrow Agent shall have no further obligation or liability to Purchaser and Seller, and Purchaser and Seller agree to indemnify and hold Escrow

Agent harmless from any such liability.

       21.     Matters Subsequent to Closing:         Seller acknowledges that
it has obligations

under this Agreement to be fulfilled subsequent to Closing. Seller acknowledges that all such obligations survive the Closing whether or not a specific statement to that effect is set forth in connection with each such obligation.



                                (SIGNATURE PAGE FOLLOWS)




                                           Page 18 of 19
        IN WITNESS WHEREOF, Seller and Purchaser caused their duly authorized officers and representatives to execute this Agreement as of the date and year first above written.




WITNESSES:                                    THE TOWN OF HILTON HEAD ISLAND,
                                              SOUTH CAROLINA


                                             By: _ _ _ _ _ _ _ _ _ _ _ _ __
                                                  Drew A. Laughlin, Mayor

---------------
                                              Attest: - - - - - - - - - - - - -
                                                      Stephen G. Riley, Town
Manager




WITNESSES:                                   PINELAND AS SOCIATES II, LLC


                                             By: _ _ _ _ _ _ _ _ _ _ _ _ __
                                                  Jon S. Wheeler, Manager




                                          Page 19 of 19
 EXHIBIT "A"

   DEED
 STATE OF SOUTH CAROLINA )
                        )                       GENERAL WARRANTY DEED
COUNTY OF BEAUFORT      )

KNOW ALL MEN BY THESE PRESENTS, that THE TOWN OF HILTON HEAD

ISLAND, SOUTH CAROLINA ("Grantor") in the State aforesaid and in consideration of the sum of ONE MILLION AND 00/100 DOLLARS ($1,000,000.00) and no other consideration to it in hand paid at and before the sealing of these presents by PINELAND ASSOCIATES II,

LLC ("Grantee"), having an address of c/o Wheeler Interests, Inc., Riversedge North, 2529

Virginia Beach Boulevard, Suite 200, Virginia Beach, Virginia 23452 , in the State aforesaid, the receipt whereof is hereby acknowledged, has granted, bargained, sold and released, and by these

Presents does grant, bargain, sell and release unto the said Grantee, its successors and assigns forever, in the following described property:

       ALL that certain piece, parcel or tract ofland situate, lying and being in the Town of Hilton Head Island, Beaufort County, South Carolina, shown and described as
       Parcel C (Mathews Drive Parcel) on a plat dated March 29, 1982 and recorded in the Office of the Register of Deeds for Beaufort County, South Carolina, in Plat
       Book 30 at Page 112. Said property being more fully described in that certain deed of Pineland Mall Associates, L.P., dated January 30, 2001 , and recorded in the Office of the Register of Deeds for Beaufort County, South Carolina on
       January 31 , 2001 in Official Record Book 13 79 at Page 1319.

       Beaufort County TMS#: R511-008-000-0156-0000

       AND ALSO :

       ALL that certain piece, parcel or tract of land situate, lying and being in the Town of Hilton Head Island, Beaufort County, South Carolina, shown and described as containing 8.35 acres on a plat dated March 29, 1982 and recorded in the Office


                                                 1
        of the Register of Deeds for Beaufort County, South Carolina, in Plat Book 30 at
       Page 112. Said property being more fully described in that certain deed of
       Pineland Mall Associates, L.P., dated January 30, 2001 , and recorded in the
       Office of the Register of Deeds for Beaufort County, South Carolina on January
       31 , 2001 in Official Record Book 13 79 at Page 1319.

       Beaufort County TMS#:          R511-008-000-098B-0000

       This being the same property conveyed to The Town of Hilton Head Island, South
       Carolina by deed of Pineland Mall Associates, L.P. , dated January 30, 2001 , and recorded in the Office of the Register of Deeds for Beaufort County, South
       Carolina on January 31 , 2001 in Official Record Book 13 79 at Page
1319.

       This Deed was prepared in the law offices of Alford Law Firm, LLC, Post Office
       Drawer 8008, Hilton Head Island, South Carolina, 29938-8008, by Mitchell
J.
       Thoreson, Esq.

       TOGETHER with all and singular, the Rights, Members, Hereditaments and Appurtenances to the said Premises belonging, or in anywise incident or appertaining.


       TO HAVE AND TO HOLD, all and singular, the said Premises before mentioned unto the said Grantee, its successors and assigns forever.


       AND the said Grantor does hereby bind Grantor and Grantor's successors, assigns, executors and administrators , to warrant and forever defend, all and singular, the said Premises unto the said Grantee, the Grantee's successors and assigns, against Grantor and Grantor's successors and assigns and all persons whomsoever lawfully claiming, or to claim the same or any part thereof.




                            (SIGNATURES ON FOLLOWING PAGE)




                                                 2
         WITNESS Grantor' s Hand and Seal, this - - - day of - - - - - - - - - , 2014.



SIGNED SEALED AND DELIVERED                         TOWN OF HILTON HEAD ISLAND,
                                                    SOUTH CAROLINA



Signature of 1'1 Witness                            By: Drew A. Laughlin, Mayor


Signature of 2"d Witness (the Notary Public)        Attest: Stephen G. Riley,
Town Manager




STATE OF SOUTH CAROLINA                    )
                                           )        ACKNOWLEDGMENT
COUNTY OF BEAUFORT                         )


       I, the undersigned Notary Public do hereby certify that Drew A. Laughlin and Stephen G.
Riley personally appeared before me this day and, in the presence of the two witnesses above named, acknowledged the due execution of the foregoing instrument.

        Witness my hand and seal this _ _ day of - - - - - - -, 2014.


        _ _ _ _ _ _ _ _ _ _ _ _(SEAL)
        Signature of Notary Public for State of South Carolina
        My Commission expires: _ _ _ _ __
        (affix seal)




                                                3
      EXHIBIT "B"

CONCEPTUAL SITE PLAN


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